UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PLAN OF MERGER

EXECUTED BY

Empresa Distribuidora y Comercializadora Norte S.A.

(hereinafter, “EDENOR” or the “Surviving Company”)

and

Emdersa Holding S.A.

 (hereinafter, “EHSA” or the “Merged Company”)

November 20, 2013

This Plan of Merger (the “Plan”), is executed in the City of Buenos Aires, on November 20, 2013, by:

(1)   Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR” or the “Surviving Company”), with domicile at Avenida del Libertador 6363, City of Buenos Aires, herein represented by Mr. Ricardo Alejandro Torres in his capacity as President of EDENOR; and

(2)   Emdersa Holding S.A.   (“EHSA” or the “Merged Company” and together with EDENOR, the “Parties”) with domicile at Avenida del Libertador 6363, City of Buenos Aires, herein represented by Mr. Jaime Javier Barba, in his capacity as President of EHSA.

WHEREAS:

a)      EDENOR renders the electricity distribution and marketing service, on an exclusive basis, in the Northeast area of the Province of Buenos Aires and in the North area of the City of Buenos Aires. Furthermore, on its own or through its subsidiaries or affiliates, EDENOR´s corporate purpose –among others – is to purchase shares held by other electricity distribution companies, after complying, if applicable, with the provisions of section 32 of Law 24.065, and it is empowered to render electricity distribution and marketing-related operation services to those distribution companies. EDENOR is further authorized to render support, training, operation and maintenance services, consulting and management services, surveying and analysis services, as well as to assign, whether for consideration or not, the known-how built in the business, and development, setup and running of computer programs. In turn, EHSA is engaged in investments in any type of companies, whether on its own or on behalf of or in association with third parties, in the Argentine Republic or abroad;

b)      EDENOR is the direct holder of shares representing 100% of EHSA´s capital stock and voting rights;

c)      The Parties consider that with the merger of EHSA into EDENOR, operative and economic advantages may be achieved as a result of a higher level of operative efficiency and effectiveness, best use of available resources, and technical, administrative and financial existing structures, and by streamlining and cutting related costs.

THEREFORE, the Parties agree to execute this Plan, ad referendum of the relevant approval by the Shareholders’ Meeting and in accordance with the provisions of section 83 of the Argentine Companies Law 19.550, as amended (the “CL”) and subject to the following terms and conditions.

ONE: The Parties agree on the merger of EDENOR and EHSA, with EHSA being merged into EDENOR in accordance with the provisions of section 82, et. seq. and related sections of the CL, Title II, Chapter X, Section I of the Rules of the Argentine Securities and Exchange Commission, N.T. 2013 approved by CNV General Resolution No. 622/13, Chapter X, Title II of the Rules for Admission, Suspension, Delisting and Termination of Securities Listing on the Buenos Aires Stock Exchange, and section 77, paragraph c)  et seq. of the Income Tax Law No. 20.628, as amended, with EDENOR as acquiring company and EHSA as acquired company, which is dissolved but not liquidated.

TWO: As a result of the merger described in section ONE, the Parties agree that: (i) EHSA’s capital stock will be transferred, in whole, to the Surviving Company, thus EDENOR will acquire, at the time the final merger agreement is registered with the Argentine Public Registry of Commerce, all rights and obligations of EHSA; (ii) EDENOR will continue with EHSA´s activities; and (iii) EHSA will be dissolved but not liquidated.

THREE: It is hereby noted that as reported in the basic special merger Financial Statements of EDENOR and EHSA and the consolidated special merger Financial Statement of EDENOR and EHSA as of September 30, 2013: (i) EDENOR´s fully subscribed and paid up capital stock totals AR$815,810,000, and its net worth totals AR$1,209,201,000; and (ii) EHSA´s fully subscribed and paid up capital stock totals AR$78,342,000, and its net worth totals AR$31,555,000.

FOUR: The Parties agree that, as the Surviving Company has previously directly acquired 100% ownership of EHSA´s shares, EDENOR´s capital stock will not be increased and no new shares of the Surviving Company will be issued.

Therefore, no swap will exist, and no new shares of EDENOR will be offered in the market.

FIVE: In addition, the Parties agree that all EHSA´s assets and liabilities will be made part of the Surviving Company´s net worth for the amounts recorded in the relevant basic special merger Financial Statements mentioned in section EIGHT hereof, retroactively to October 1, 2013, date that is then fixed as the effective date of the merger set forth in section ONE hereof. Accordingly, EDENOR will take over all such assets and liabilities, including, but not limited to, (i) those rights and obligations that, for any reason, have not been recorded in the above-mentioned basic special merger Financial Statements, including those rights and obligations arising or known after the closing date of such basic special merger Financial Statements but as a result of facts occurred or operations carried out prior to the closing date; and (ii) Merged Company’s rights and obligations arising out of its relations with its employees, who will then be directly responsible to EDENOR, preserving their seniority rights, benefits and other vested interests.

SIX: For the purposes of compliance with the provisions of paragraph 1, item a) of section 83 of the CL, the Parties state that the merger will be carried out based on the following grounds (i) EDENOR is the sole shareholder of EHSA as from September 24, 2013, when EDENOR accepted an irrevocable sale offer from Electricidad Argentina S.A. to purchase its minority shareholding in EHSA; (ii) that EHSA´s corporate purpose is to be an investment company, which purpose is covered by the Surviving Company EDENOR´s corporate purpose (iii) that the merger will ease and simplify administration and will prompt best use of existing structures and administrative and technical resources, upon consolidating in the Surviving Company all activities carried out by the Merged Company, with the resulting cost savings; iv) that certain directors and most auditors of both companies are the same persons.

SEVEN: For all accounting and tax effects, this Plan will be in full force and effect from October 1, 2013, and as from such date EHSA´s operations shall be under EDENOR´s responsibility.

EIGHT: The Parties agree that the following documents are an integral part of this Plan: (i) Basic Special Merger Financial Statements of EDENOR and EHSA as of September 30, 2013, attached hereto as Appendix I (a) and I (b), respectively, and (ii) Consolidated Special Merger Financial Statement of EDENOR and EHSA as of September 30, 2013, attached hereto as Appendix II. All accounting documents above were prepared by the Parties´ administrative authorities, on uniform basis and similar valuation criteria, signed by their legal representatives, with the Auditor´s report and the Supervisory Committee´s report.

NINE: Furthermore, the Parties agree that no amendments will be made to EDENOR´s By-laws, as the Surviving Company, prior to the execution of the Plan, has acquired 100% ownership of EHSA´s capital stock, and EDENOR´s capital stock will not be increased as a result of the merger and no new shares will be issued.

TEN: After passing the relevant corporate resolutions approving the provisions hereof, and posting all relevant announcements and once the statutory terms of time have expired for creditors´ objection and attachment, if applicable, the final merger agreement will be formally executed in the public deed. Furthermore, such deed may formalize any transfer of title to real property and to other recordable property (including trademarks) arising out of the merger.

ELEVEN: The Parties state that this Plan was approved by the Board of Directors of each of them and this Plan, as well as all its effects, shall be approved by their respective General Extraordinary Shareholders´ Meetings, which shall meet all quorum and majority requirements set forth in the CL. Accordingly, in the event the Shareholders´ Meeting of the Surviving Company or of the Merged Company does not approve this Plan, it shall be considered null and void. To that end, the Parties undertake to submit to their General Extraordinary Shareholders´ Meetings´ consideration the approval of this Plan and the authorization to sign and execute the relevant Final Merger Agreement.

TWELVE: In the event this Plan is approved by the above mentioned Shareholders’ Meetings of all the Parties, any merger-related expenses agreed upon hereunder shall be exclusively borne by EDENOR; otherwise, such expenses shall be equally borne by EDENOR and EHSA.

THIRTEEN: The Parties agree not to impose any restrictions on the management of their respective businesses nor to provide any guarantee as to their normal course until the effective date of the Final Merger Agreement, date upon which EHSA´s management and representation will be EDENOR’s managers´ and representatives´ responsibility under the provisions of section 84 of the CL.

FOURTEEN: For the purposes of completing the merger agreed hereunder, the Argentine Securities and Exchange Commission´s approval shall be obtained as it is EDENOR’s corporate control authority, as well as the Argentine Superintendence of Corporations´ approval (Inspección General de Justicia) as it is EHSA´s corporate control authority, with their subsequent applicable registrations.

FIFTEEN: Finally, the Parties agree that any differences that might arise out of or in relation to the execution of or compliance with this Plan, as well as any legal effect that may occur upon compliance herewith, shall be subject to and resolved by the Ordinary Trial Commercial Courts of the City of Buenos Aires, expressly waiving any other jurisdiction.

In witness thereof, the Parties sign seven (7) counterparts with the same content and effect, of which: (i) two (2) counterparts are for each Party; and (ii) five (5) counterparts to be filed with the relevant regulatory authorities, including the Argentine Securities and Exchange Commission and the Buenos Aires Stock Exchange.

By Empresa Distribuidora y Comercializadora Norte S.A.

_____________________________

By President

Ricardo Alejandro Torres

By Emdersa Holding S.A.

_____________________________

By President

Jaime Javier Barba

APPENDIX I (a)

Basic Special Merger Financial Statements of EDENOR as of September 30, 2013

ANEXO I (b)

Basic Special Merger Financial Statements of EHSA as of September 30, 2013

APPENDIX II

Consolidated Special Merger Financial Statements of EDENOR and EHSA as of September 30, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: December 18, 2013